China North East Petroleum Holdings, Ltd.
445 Park Avenue
New York, NY  10022

August 4, 2009

H. Roger Schwall
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:           China North East Petroleum Holdings Limited

Dear Mr. Schwall:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to China North East Petroleum Holdings, Ltd (the “Company”) dated July 31, 2009.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses.  References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Amendment No. 1 to Registration Statement on Form S-3

Description of Debt Securities, page 7

Staff Comment 1.   We note that the form of senior indenture and the form of subordinated indenture filed as exhibits 4.1 and 4.6, respectively, indicate that each such indenture will be governed by the laws of the State of California. However, you disclose at page 14 of your filing that the indentures and debt securities will be governed by New York law. Please revise.

Response: We will revised the form of senior indenture and the form subordinated indenture filed as 4.1 and 4.6 respectively to change the governing law of those agreements to New York so that when Exhibits 4.1 and 4.6 are refiled, they will be consistent with disclosures made in the registration statement regarding governing law.

Exhibit 5.1

Staff Comment 2.   Please obtain and file a revised legality opinion in response to the following comments

Response: A revised legality opinion is filed herewith as Annex A and upon your approval, we will file it as an exhibit to an amendment to the registration statement.

Staff Comment 3.   We note that counsel has limited its opinion to the General Corporation Law of the State of Nevada and, with respect to the opinions set forth in paragraphs 2 and 3, the internal laws of the State of California. Counsel should not limit its opinion to only statutory law or otherwise exclude applicable case law.

Response: A revised legality opinion is filed herewith as Annex A to address the comment above.

Staff Comment 4.   We note your disclosure at page 7 of the registration statement that each warrant agreement and any warrants issued under the warrant agreements will be governed by New York law. However, we also note counsel’s assumption that the warrants will be governed by the laws of California. Please revise the registration statement or obtain a revised opinion, as applicable, to address this inconsistency. In addition, if the warrant agreements will be governed by New York law, counsel should opine on the legality of such securities under New York law.

Response: A revised legality opinion is filed herewith as Annex A. Our counsel are members of the Bar of the State of California and therefore in issuing the legality opinion regarding the agreements governed by New York law, they have assumed that the substantive laws of the State of New York are the same as those of the State of California.

Staff Comment 5.   The opinion of counsel should address the legality of all securities to be covered by your registration statement, including the units and the common stock purchase rights.

Response: The opinion of counsel file herewith as Annex A has been revised to include the units and common stock purchase rights as requested. We believe that the legality of all debt securities are addressed by paragraph 2 of the legal opinion filed as Exhibit 5.1 to the registration statement.

Staff Comment 6.   The following items appear inappropriate or require additional clarification:

•           counsel indicates at page 2 that its opinion is subject to the invalidity under certain circumstances under law or court decisions of provisions providing for the indemnification of or contribution to public policy; and

•           counsel expresses no opinion as to the matters set forth in clause (iv) in the third paragraph on page 2.

Response: The legality opinion attached herewith as Annex A has been revised as requested and the items referenced above have been deleted from the revised legality opinion.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not asset staff comments as s defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the comments of the Staff.  Comments or questions regarding this letter may be directed to the undersigned or Matthew Chang, Company counsel, at (415) 955-8900.

Sincerely,

/s/ Wang Hong Jun
Wang Hong Jun
President

Enclosures
CC:	Matthew Z. Chang The Crone Law Group

ANNEX A

OPINION OF THE CRONE LAW GROUP

August __, 2009

China North East Petroleum Holdings Limited
445 Park Avenue
New York, NY  10022
Attn: Corporate Secretary

Re:	Registration Statement on Form S-3 (Registration No. 333-160299); $40,000,000 Aggregate Offering Price of Securities of China North East Petroleum Holdings Limited

Ladies and Gentlemen:

We have acted as counsel to China North East Petroleum Holdings Limited, a Nevada corporation (the “Company”), in connection with the filing on June 29, 2009 with the Securities and Exchange Commission (the “Commission”) of a registration statement on Form S-3, Registration No. 333-160299, as amended (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), pertaining to the registration of the issuance and sale by the Company from time to time of up to $40,000,000 in aggregate offering price of (i) one or more series of debt securities of the Company, which may be either senior or subordinated debt securities (the “Debt Securities”), (ii) shares of common stock, par value $0.001 per share (the “Common Stock”), of the Company, (iii) equity warrants to purchase Common Stock (the “Warrants”), (iv) Common Stock purchase rights and (v) units consisting of one or more of the Debt Securities, Common Stock, Warrants or Common Stock purchase rights (the “Units”). The Debt Securities, Common Stock, Warrants, Common Stock purchase rights and Units plus any additional Debt Securities, Common Stock, Warrants, Common Stock purchase rights or Unitsthat may be registered pursuant to any subsequent registration statement that the Company may hereafter file with the Commission pursuant to Rule 462(b) under the Securities Act in connection with the offering contemplated by the Registration Statement are collectively referred to herein as the “Securities.” Any Debt Securities may be exchangeable for and/or convertible into shares of Common Stock or into other securities. This opinion is being furnished in accordance with the requirements of Item 601(b)(5) of Regulation S-K under the Securities Act, and no opinion is expressed herein as to any matter pertaining to the contents of the Registration Statement, the base prospectus (the “Prospectus”) or any supplements to the Prospectus (each, a “Prospectus Supplement”), other than as expressly stated herein with respect to the issuance of the Debt Securities, Common Stock and the Warrants.

As such counsel, we have examined such matters of fact and questions of law as we have considered appropriate for purposes of this letter. With your consent, we have relied upon certificates and other assurances of officers of the Company and others as to factual matters without having independently verified such factual matters.

Subject to the foregoing and the other matters set forth herein, it is our opinion that, as of the date hereof:

1. When an issuance of Common Stock, in connection with the offering of Common Stock, Warrants, Common Stock purchase rights or Units, has been duly authorized by all necessary corporate action of the Company, upon issuance, delivery and payment therefor in an amount not less than the par value thereof in the manner contemplated by the Registration Statement and/or the Prospectus and related Prospectus Supplement(s) and by such corporate action, such shares of Common Stock will be validly issued, fully paid and nonassessable.

2. When an indenture has been duly authorized by all necessary corporate action of the Company and duly executed and delivered, and when the specific terms of a particular Debt Security have been duly established in accordance with such indenture and authorized by all necessary corporation action of the Company, and such Debt Security has been duly executed, authenticated, issued and delivered against payment therefor in accordance with such indenture and in the manner contemplated by the Registration Statement and/or the Prospectus and related Prospectus Supplement(s) and by such corporate action, such Debt Security will be a legally valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

3. When a warrant agreement has been duly authorized by all necessary corporate action of the Company and duly executed and delivered, and when the specific terms of a particular issuance of Warrants have been duly established in accordance with such warrant agreement and authorized by all necessary corporate action of the Company, and the Warrants have been duly executed, authenticated, issued and delivered against payment therefor in accordance with such warrant agreement and in the manner contemplated by the Registration Statement and/or the Prospectus and related Prospectus Supplement(s) and by such corporate action (assuming the securities issuable upon exercise of the Warrants have been duly authorized and reserved for issuance by all necessary corporate action), the Warrants will be legally valid and binding obligations of the Company, enforceable against the Company in accordance with their terms.

Our opinions are subject to: (i) the effect of bankruptcy, insolvency, reorganization, preference, fraudulent transfer, moratorium or other similar laws relating to or affecting the rights and remedies of creditors; (ii) the effect of general principles of equity, whether considered in a proceeding in equity or at law (including the possible unavailability of specific performance or injunctive relief), concepts of materiality, reasonableness, good faith and fair dealing, and the discretion of the court before which a proceeding is brought.

With your consent, we have assumed (i) that each of the Debt Securities and Warrants, and the respective indentures and warrant agreements governing such securities (collectively, the “Documents”) will be governed by the internal laws of the State of New York, (ii) that each of the Documents will be duly authorized, executed and delivered by the parties thereto, (iii) that each of the Documents will constitute legally valid and binding obligations of the parties thereto other than the Company, enforceable against each of them in accordance with their respective terms, and (iv) that the status of each of the Documents as legally valid and binding obligations of the parties will not be affected by any (a) breaches of, or defaults under, agreements or instruments, (b) violations of statutes, rules, regulations or court or governmental orders, or (c) failures to obtain required consents, approvals or authorizations from, or to make required registrations, declarations or filings with, governmental authorities.

We are members of the Bar of the State of California and we express no opinion as to any matter relating to the laws of any jurisdiction other than the federal laws of the United States of America, the Corporation Law of the State of Nevada (based solely upon our review of a standard compilation thereof) and the laws of the State of California.  We note that the parties to the Documents have designated the laws of the State of New York as the laws governing the Documents.  Our opinion in paragraphs 2 and 3 above as to the validity, binding effect and enforceability of the Documents is premised on the assumption that the substantive laws of the State of New York are the same as those of the State of California (an assumption as to which we render no opinion).

This opinion is for your benefit in connection with the Registration Statement and may be relied upon by you and by persons entitled to rely upon it pursuant to the applicable provisions of the Securities Act. We consent to your filing this opinion as an exhibit to the Registration Statement and to the reference to our firm in the Prospectus under the heading “Validity of the Securities.” We further consent to the incorporation by reference of this letter and consent into any registration statement filed pursuant to Rule 462(b) with respect to the Securities. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

Very truly yours,

The Crone Law Group